BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL

(415) 984-8833

April 30, 2014	WRITER’S E-MAIL ADDRESS phealy@omm.com

VIA EDGAR

Ms. Kristina Aberg

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Healthcare Trust of America, Inc.

Annual Report on Form 10-K

Filed February 25, 2014

File No. 001-35568

Healthcare Trust of America Holdings, LP

Annual Report on Form 10-K

Filed February 25, 2014

File No. 333-190916

Dear Ms. Aberg:

On behalf of Healthcare Trust of America, Inc., a Maryland corporation (“HTA”), and Healthcare Trust of America Holdings, LP, a Delaware limited partnership (together with HTA, the “Company”), we hereby respond to the letter dated April 21, 2014 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Annual Report on Form 10-K.

On behalf of the Company, we are responding below to the Staff’s Letter. For the convenience of the Staff, the comment from the Letter is restated in bold prior to our response on behalf of the Company.

Item 2. Properties

1.	We note your disclosure on page 35 that your occupancy rate includes leases you have executed but which have not yet commenced. In future Exchange Act periodic reports, please revise your occupancy rate such that it includes current leases, or advise.

†	In association with Tumbuan & Partners

Ms. Kristina Aberg, April 30, 2014 - Page 2

In response to the Staff’s comment, the Company confirms that it has updated the disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and its Definitive Proxy Statement on Schedule 14A, as applicable, each filed with the Commission on April 30, 2014, to disclose occupancy rate such that it includes current leases that have been executed and commenced, and the Company further confirms that it will continue to include the disclosure in future periodic reports.

Results of Operations, page 46

2.	In future Exchange Act periodic reports, please discuss leasing results for the prior period that include tenant improvement costs, leasing commissions, and tenant concessions. These amounts should be shown on a per square foot basis or square footage should be shown so the amounts can be calculated.

In response to the Staff’s comment, the Company confirms that it has updated the disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and its Definitive Proxy Statement on Schedule 14A, as applicable, each filed with the Commission on April 30, 2014, to discuss leasing results for the applicable prior period that includes tenant improvement costs, leasing commissions, and tenant concessions, in amounts shown on a per square foot basis, and the Company further confirms that it will continue to include the disclosure in future periodic reports.

3.	In future Exchange Act periodic reports, please compare new rents on new and renewed leases to prior rents, and discuss the relationship of market rents and expiring rents.

In response to the Staff’s comment, the Company confirms that it has updated the disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and its Definitive Proxy Statement on Schedule 14A, as applicable, each filed with the Commission on April 30, 2014, to compare new rents on new and renewed leases to prior rents, and also discuss the relationship of market rents and expiring rents, and the Company further confirms that it will continue to include the disclosure in future periodic reports.

*    *    *

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kristina Aberg, April 30, 2014 - Page 3

If you have any questions or comments, please contact the undersigned by telephone at (415) 984-8833 or by email at phealy@omm.com.

Very truly yours, /s/ Peter T. Healy Peter T. Healy, Esq. of O’MELVENY & MYERS LLP

Attachment

cc:	Ms. Kellie S. Pruitt (w/ att.) via e-mail